A.P. Pharma, Inc.

123 Saginaw Drive

Redwood City, CA 94063

June 13, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Jeffrey Riedler
Johnny Gharib
Daniel Greenspan

Re:	A.P. Pharma, Inc.
Registration Statement on Form S-1
Filed May 17, 2011
File No. 333-174288

Ladies and Gentlemen:

Set forth below is the response of A.P. Pharma, Inc., a Delaware corporation (the “Company”), to the comment letter, dated May 31, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-1 (File No. 333-174288) (the “Registration Statement”). The Registration Statement was filed with the Commission on May 17, 2011. Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described in this letter.

For reference purposes, the Staff’s comments as reflected in the Comment Letter are reproduced in bold and the corresponding responses of the Company are shown below the comments.

1.	We note that you are registering the sale of 271,221,610 shares. Given the size of the offering under this registration statement relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the total amount of shares being sold by the selling security holders, the transaction appears to be a primary offering. Accordingly, because you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4), the shares offered must be at a fixed price. In addition you must:

•

File a new registration statement for the resale offering at the time of each conversion of convertible notes because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•	Identify the selling stockholders as underwriters in the registration statement; and

•	Include the price at which the underwriters will sell the securities.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

•	The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

•	Any relationships among the selling stockholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments;

•	The discount at which the stockholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling stockholders is in the business of buying and selling securities.

RESPONSE TO COMMENT 1

For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement, and that the selling stockholders are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”).

Background

On April 24, 2011, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with the selling stockholders identified in the Registration Statement, all of whom are accredited investors (the selling stockholders, grouped by their affiliates, are referred to herein as the “Investors”), for the sale of $1.5 million of Senior Secured Convertible Notes (the “Notes”). This financing transaction pursuant to which the Notes were offered and sold is referred to below as the “Financing.”

The Notes were issued pursuant to the exemption from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder. In the Purchase Agreement, the Investors made certain representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Act.

Note Conversion Features

The Notes are convertible into common stock, par value $0.01 per share, (the “Common Stock”) at a rate of 25,000 shares for every $1,000 of principal and/or accrued interest that is being converted. The number of shares of Common Stock issuable upon the conversion of the Notes is only subject to adjustment in the event of a stock split, reverse stock split or similar recapitalization event. In no event is the conversion price for the Notes subject to adjustment based on future issuances of capital stock by the Company (i.e., there are no anti-dilution features in the Notes).

At present, the Notes are not convertible at all due to the existence of a “blocker” provision contained in the Notes. This blocker prevents the exercise of the Notes if the holder would, after conversion, beneficially own more than 9.99% of the Company’s issued and outstanding Common Stock. Because both of the Investors currently beneficially own substantially more than 10% of the Company’s outstanding Common Stock, the Notes currently may not be converted at all unless the blocker is reset or waived (which requires at least 61 days prior written notice to the Company) or the Investors lower their beneficial ownership as a percent of our outstanding shares (e.g., through a sale of stock, which would take a substantial amount of time based on our average daily trading volume, as described below).

Without regard to the blocker, the Notes, at the time of issuance, could have been converted into an aggregate of 37.5 million shares of Common Stock (the “Conversion Shares”). The number of Conversion Shares can grow substantially over the 10-year term of the Notes due to the potential interest payable under the Notes. Specifically, if: (a) the Notes remain outstanding through the maturity date in May 2021, and (b) all interest payments due over the 10-year term of the Notes are paid in-kind, then the Notes would, at maturity, be convertible into a total of 271.2 million shares of Common Stock (subject to the blocker provision). This 271.2 million share figure is the number of shares being registered under the Registration Statement (i.e., the Investors have asked to have the entire amount that could be issued over 10 years included in the Registration Statement).

Not a “Toxic” Financing

The terms of the Financing do not include any price “re-sets”, floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions. The Notes do not contain any adjustment mechanism, including anti-dilution adjustments, other than customary adjustments that would apply in the case of a stock split, reverse stock split and similar recapitalization event. Based on prior guidance provided by senior members of the Staff, we believe that the absence of any adjustment mechanisms would not raise concerns among the Staff with respect to the Staff’s interpretation of Rule 415.

History of Prior Investment

Prior to the Financing, the Investors already had significant ownership positions in the Company, beneficially holding 26% and 17% of the Company’s outstanding Common Stock, respectively. One of the Investors initially invested in the Company in June 2007 and the other initially invested in August 2008. Since these initial investments, the Investors have purchased additional shares of Common Stock, including in a PIPE financing in 2009, and then again most recently investing in the Company through the Financing. Since the time that the Investors acquired their initial 5% ownership stakes in the Company and were required to report their holdings on Schedule 13D/13G, they have not, to our knowledge, sold any shares of Common Stock. We believe that this pattern of buying and holding demonstrates that the Investors did not purchase the Notes with the aim of engaging in a distribution and thereby acting as underwriters.

Both of the selling stockholders are subject to Section 16 reporting and short-swing profit rules and Tang Capital has a representative, Kevin Tang, serving on the Company’s Board of Directors.

Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;...[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary....”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company: (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Company is eligible to use Form S-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act), and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a significant impact on the ability of a selling stockholder to effect the resale of its securities. Because recharacterizing the offering as “by or on behalf of the registrant” has such a significant impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies, such as ours, to raise capital, we respectfully submit that the Staff should only recharacterize a secondary offering as being on behalf of a registrant after a review of the relevant facts and circumstances, including the factors set forth in Interpretation 214.02 (the “Interpretation”) from the Staff’s Compliance and Disclosure Interpretations, which states that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing. In our view, based on a proper consideration of all of those factors, we believe that the Staff should conclude that the Registration Statement does relate to a valid secondary offering and that all of the shares of Common Stock potentially issuable under the Notes can be registered for sale on behalf of the Investors pursuant to Rule 415.

How Long the Selling Stockholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. Here, the Investors have now held the shares (including the holding period for Notes, for which “tacking” would be permitted under Rule 144) for 42 days as of the date of this letter. Additionally, because the Investors hold well in excess of 10% of the total outstanding shares, the Notes are not presently convertible due to the “blocker” provision described above (and thus the underlying shares cannot be sold). If an Investor wished to waive the blocker, the earliest time at which the Investor could convert the Notes is 61 days from the date of this letter (assuming no other changes to their holdings), resulting in a minimum holding period prior to conversion and sale of at least 103 days. This holding period is longer than the period required by the Staff for valid “PIPE” transactions.

The Staff’s “PIPEs” interpretation is codified as Interpretation 139.11 (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Because no specific holding period is required for a PIPE transaction to be a valid secondary offering, it would reason that a holding period of more than three months must also be sufficient for a valid secondary offering.

This conclusion comports with longstanding custom and practice in the PIPEs marketplace, where investors require that a registration statement is to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing). These same time periods apply in the case of the Financing.

The Circumstances Under Which They Received the Shares

As described above, the securities covered by the Registration Statement became issuable in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder. As noted above, the terms of the Notes contain no “toxic” provisions or other terms that would be expected to merit any special concerns by the Staff. The Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act. There is no evidence to suggest that those representations are false. Based on reports of recent statements of policy of the Staff relating to Rule 415, we believe that the Financing falls squarely outside the area of Staff concern regarding its interpretation of Rule 415.

We are aware that the Staff may equate the registration of securities with a present intent to distribute these securities. However, we respectively submit that such a perspective is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation. We also note that such a perspective is inconsistent with the prior practice of the Investors, who currently have a total of approximately 3.5 million shares of Company Common Stock registered for resale on Form S-3 (File No. 333-167890), and since such registration statement was declared effective on July 8, 2010, none of the registered shares have been sold by the Investors or their affiliated funds. In fact, as noted above, the Investors have built up increasingly long positions in the Common Stock over a period of several years.

There are a number of reasons why investors in a PIPE transaction would want shares registered other than to effect an immediate resale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are typically required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period. In addition, the Investors are fiduciaries for their limited partners and other investors in their funds. As such, the Investors have a common law duty to act prudently. Accordingly, we understand that they wish to have their securities in a more liquid form, whereas not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities are not “margin stock.”

We further note that the PIPEs Interpretation supports the conclusion that registration is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then we believe that no PIPE transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn destroy any private placement exemption. However, the PIPEs Interpretation supports our view that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

In addition, we respectively note that our average daily trading volume over the past three months (determined as of June 9, 2011) was approximately 145,594 shares. If the Investors attempted to liquidate the 37.5 million shares potentially issuable under the Notes as of the closing of the Financing (without regard to the “blocker” provision) through open-market sales at the current average trading volume, it would take them between 1.2 and 4.9 years to do so, depending on how much of the future daily trading volume Investor sales represented (these assumptions reflect a range of 100% to 25%). Looking to the full number of shares being registered on the Registration Statement, it would take the Investors between 8.9 and 35.8 years to fully sell, again assuming sales at the current average daily trading volume and Investor sales accounting for between 100% and 25% of the daily sales. The following table illustrates these hypothetical sales time periods.

	Years Needed to Sell Shares at Assumed Average Daily Trading Volume (1)
Total Shares Underlying Notes	100%	50%	25%

37,500,000 (2)	1.2	2.4	4.9

271,221,610 (3)	8.9	17.9	35.8

(1)	In calculating years needed, we have taken into account no holidays (i.e., every weekday is a trading day). Based on actual trading days, the periods of time would be longer. Percentages in the table (100%, 50% and 25%) reflect an assumption of how much of the future trading volume would come from sales by the Investors. Years needed to sell is based on the current 3-month average daily trading volume as of June 9, 2011, as reported by Yahoo! Finance.

(2)	Represents total number of shares underlying the conversion feature of the Notes at the time of issuance, without regard to the blocker provisions.

(3)	Represents the total number of shares being registered on the Registration Statement, which is the maximum number of shares that could be issued upon the conversion of the Notes at maturity in May 2021.

We respectfully submit that in considering these time periods, it is not reasonable to believe that the Investors purchased their shares in the Financing for the purpose of making a distribution if it would take them years or even decades to do so. Stated another way, we do not believe it is reasonable to conclude that an investor would purchase such a large block of shares with the intent of effecting a distribution. The thin float in the Common Stock would render any attempt to distribute the shares impractical.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is nothing to suggest that any special selling efforts or selling methods have or would take place if all of the Conversion Shares were registered. Nor are we aware of any facts to suggest that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for the potential resale of their shares. We further note that doing so would violate the representations made by them in the Purchase Agreement.

Investor Relationship to the Issuer

As disclosed in the Registration Statement, the Investors have previously acquired shares of Company Common Stock, with significant ownership positions in the Company’s securities dating back to June 2007 for one Investor and August 2008 for the other Investor. As indicated above, both of the Investors are institutional investors who represented that they were purchasing their securities for investment and not with a view to making an illegal distribution. As the long-term holdings of the Investors demonstrates, both Investors have acted as long-term buy and hold investors and performed significant, fundamental due diligence on the Company prior to making their investment decisions. We respectfully submit that there is no basis for believing that the Investors do not have the intention or ability to hold their shares for an indefinite period.

The Amount of Shares Involved

At the outset, we wish to note that the number of shares being registered is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415, and that the multi-factorial nature of the analysis has been reiterated on numerous occasions by members of the Office of Chief Counsel.

As we understand the Staff’s concerns relating to Rule 415 in this context, several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. We understand that the Staff believed that public investors could be harmed and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock. When the offerings were announced, the stock prices often fell, with the result that the issuer would ultimately issue significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, we understand that the Office of Chief Counsel and the senior Staff members of the Division began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

The Staff has advised our outside counsel that, in order to monitor these types of transactions, the Staff was asked to compare the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates prior to the offering in question. As we understand this mandate, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of Chief Counsel, we understand that this test was intended to be a mere screening tool and was not intended to substitute for a complete analysis of the factors cited in the Interpretation and discussed above and below. As far as we are aware, no rule-based rationale for the one-third threshold has ever been articulated by the Staff. In partial response to concern over the Staff’s interpretive position, we understand that the Staff’s focus shifted to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. As described above, we respectfully submit that the terms of the Financing do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that the selling stockholders are seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, we submit that the number of shares being registered should be one of the less important factors in the Staff’s analysis (i.e., an illegal distribution of shares can take place when the amount of shares involved is less than one-third of the non-affiliate float). In fact, for the reasons noted above relating to the relative illiquidity of the Company’s securities, we submit that it would be significantly easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. As demonstrated above, when investors buy a large stake of a small public company such as ours, it is virtually impossible for the investors to exit the stock in market transactions. Contrary to the Staff’s screening criteria, we submit that the larger the investment, the harder it may be for an investor to effect a distribution, particularly in the case of a small public company with a limited trading market.

We further submit that limiting resale offerings to one-third of the public float seemingly contradicts other interpretative positions of the Staff. For example, Interpretation 612.12 describes a scenario where a holder of 73% of the outstanding stock would be able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

These interpretive positions support our belief that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

A singular focus on the number of shares being registered appears reminiscent of the “presumptive underwriter” doctrine, under which the Staff previously took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering. We note that the presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. June 10, 1983). More recent rule making has continued this trend away from this doctrine. See Securities Act Release No. 33-8869 (December 6, 2007) (eliminating the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases). Accordingly, we do not believe that there is any basis to apply the doctrine here.

However, even if the number of shares registered is the sole focus of the inquiry, we do not believe that the Financing should raise significant concerns about a “disguised” primary offering based on the number of shares the Company seeks to register. We note that the number of shares that we are registering represents the shares that would potentially be issuable at the end of the 10-year term of the Notes; at present, a significantly smaller number of shares (37.5 million) is presently issuable (assuming that the “blocker” was not in place).

Based on the foregoing facts, we believe that the Company should be entitled to register all of the shares it is seeking to cover in the Registration Statement.

Whether the Sellers are in the Business of Underwriting Securities

None of the Investors are in the business of underwriting securities. As described above, the Investors are private investment funds that buy and sell portfolio securities for their own accounts. All of the Investors represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Act. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Company. The Investors made fundamental decisions to invest in the Company, have held their securities for a period of time that exceeds the periods sanctioned in the Staff’s PIPEs Interpretation, have represented their investment intent and disclaimed any intent to illegally distribute their shares and really have no alternative but to hold their shares for a period of years, given the limited trading volume in the Company’s securities. We believe that the number of shares covered by the Registration Statement that are potentially presently issuable (i.e., not at the end of the 10-year term of the Notes) is reasonable in relation to other transactions that have been reviewed and approved by the Staff. Additionally, we note that none of the Investors are in the business of underwriting securities. In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

The Investors Are Not Underwriters

Section 2(11) of the Act defines an “underwriter” to include

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in or has a participation in the direct or indirect underwriting of any such undertaking….”

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be an underwriter. As demonstrated above, the Financing is properly characterized as a valid secondary offering and not as an offering “by or on behalf of the registrant.” Further, as also demonstrated above, no “distribution” of securities is occurring or can reasonably be alleged to be contemplated. Because there is no distribution of securities on behalf of an issuer, there is no underwriting and none of the Investors should be characterized as an “underwriter” within the meaning of the Act. To the extent that the Staff views the amount of Common Stock beneficially owned by the Investors as evidence that they are acting as “underwriters,” we respectfully submit that such a view appears to be based solely on the presumptive underwriter doctrine, which we understand has been out of favor for more than 20 years and seemingly is at odds with other Staff interpretations, such as Interpretations 612.02 and 216.14 described above.

Conclusion

For all of the foregoing reasons, we believe that the Company should be permitted to proceed with the registration of the shares issuable in the Financing. We respectfully submit that no potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective. Furthermore, we believe that the Investors are not “underwriters” under the Act with respect to the offering contemplated by the Registration Statement.

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

RESPONSE TO COMMENT 2

In response to the Staff’s comment, the Company has provided the requested disclosure in Amendment No. 1. The additional disclosure is set forth on page 3 in Amendment No. 1.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

RESPONSE TO COMMENT 3

In response to the Staff’s comment, the Company has provided the requested disclosure in Amendment No. 1. The additional disclosure is set forth on page 5 in Amendment No. 1, although it has been provided in narrative, rather than tabular format, due to the fact that certain of the potential payments cannot be estimated.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•

the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•

the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE TO COMMENT 4

In response to the Staff’s comment, the Company has provided the requested disclosure in Amendment No. 1. The additional disclosure is set forth on page 5 in Amendment No. 1.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE TO COMMENT 5

The selling stockholders hold no convertible securities that have conversion discounts for the underlying securities other than the notes.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comments 4 and 5.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE TO COMMENT 6

In response to the Staff’s comment, the Company has provided the requested disclosure in Amendment No. 1. The additional disclosure is set forth on page 5 in Amendment No. 1.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE TO COMMENT 7

In response to the Staff’s comment, the Company has provided the requested disclosure in Amendment No. 1. The additional disclosure is set forth on page 6 in Amendment No. 1.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•

the number of shares registered for resale in those prior registration statements by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in prior registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE TO COMMENT 8

In response to the Staff’s comment, the Company has provided the requested disclosure in Amendment No. 1. The additional disclosure is set forth on page 6 in Amendment No. 1.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether — based on information obtained from the selling stockholders — any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling stockholder entered into that short position; and

•

the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE TO COMMENT 9

The Company intends to comply with the payment requirements on the overlying notes, but does not presently have the financial ability to make all payments. The Company expects to raise additional capital to allow it to have the financial means to pay off the notes. However, the Company is prohibited from prepaying the notes, so the timing of any potential repayment is out of the Company’s control.

In response to inquiries made with the selling stockholders, we understand that one of the selling stockholders has an open short position in the Company’s common stock, which was established in 2007. The short position is valued at approximately $12,000, based on the current market price of the Company’s common stock (i.e., the value of the securities needed to cover). We respectfully submit that disclosure of this short position is not material and is unrelated to the offering of the Notes and the sale of the shares under the prospectus. Accordingly, we believe that this position need not be disclosed in the prospectus. Additionally, we note that the selling stockholders did provide representations in the Purchase Agreement that no short positions were established within 30 days prior to entering into the agreement and no such positions will be established prior to the date of effectiveness of the Registration Statement.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE TO COMMENT 10

It is the Company’s view that a materially complete description of the relationships and arrangements between the Company and the selling stockholders is included in the prospectus and the documents incorporated by reference therein, and that all agreements between and/or among those parties are included as exhibits to the registration statement.

11.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

RESPONSE TO COMMENT 11

As described above in the response to Comment No. 1, the number of shares registered in the registration statement is equal to the total amount of principal and accrued interest that will potentially be due under the Notes at maturity in May 2021 (based on the current outstanding principal balance of $1,500,000), assuming that all interest payments over the 10-year term are made in-kind. We note that the actual number of shares that may be issued under the Notes may be significantly less, if the Notes are converted prior to maturity or if interest payments are made in cash. The Company has provided this additional disclosure on the cover page and page 3 in Amendment No. 1.

12.	With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

RESPONSE TO COMMENT 12

With respect to Baker Bros. Investments II, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. Mr. Julian Baker and Mr. Felix Baker share voting and dispositive power. In response to the Staff’s comment, the Company has revised the disclosure in footnote (4) to the selling stockholder table on page 4 of Amendment No. 1.

With respect to Tang Capital Partners, Mr. Kevin C. Tang has sole voting and dispositive power. In response to the Staff’s comment, the Company has revised the disclosure in footnote (3) to the selling stockholder table on page 4 of Amendment No. 1.

13.	We note that the legal opinion filed with this registration statement states that counsel:

has assumed that after the issuance of the shares upon conversion of the notes, the total number of issued and outstanding shares of the company’s common stock… will not exceed the total number of authorized shares of common stock under the company’s certificate of incorporation, as amended and then in effect.

It is not appropriate to include a legal opinion which assumes that stockholders will authorize an increase in the number of authorized shares of common stock. Please revise your legal opinion to remove this assumption.

RESPONSE TO COMMENT 13

The Company will file an unqualified legal opinion with a subsequent pre-effective amendment following receipt of stockholder approval of an increase in the authorized number of shares, which is expected to be obtained at the Company’s 2011 Annual Meeting of Stockholders to be held on June 29, 2011.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filing, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please call the undersigned at (650) 366-2626 or Ryan Murr at (415) 315-6300.

Sincerely,

/s/ John B. Whelan
John B. Whelan
Chief Executive Officer

cc:	Ryan Murr, Esq. (Ropes & Gray LLP)